Filed Pursuant To Rule 433

Registration No. 333-275079

June 25, 2025

HOST: Sitting for a fantastic panel. 20 minutes left until you can get to that bar. In fact, you've gotten to that bar anytime you like, we're Australians, that's what we do. Um, I've got three fabulous panelists left for us this evening. Now, Krista Lynch and Christopher. I wonder whether you come up and take your positions and grab your microphone. We've got a very interesting panel, which is about to get underway. Sid Powell of course, is the CEO and founder of Maple Krista Lynch, sitting right next to me is VP of ETF Capital Markets at Grayscale. Oh my goodness. So fantastic. And of course Christopher Perkins, president of Coin Fund. It's fantastic to have everybody here, uh, this afternoon, the few people at the bar, they're getting a drink, uh, that's very important. Um, Krista?

DIRECTOR, ETF CAPITAL MARKETS, GRAYSCALE INVESTMENTS, KRISTA LYNCH: Yes.

HOST: Tell us about Grayscale. Um, when was it founded, but most importantly before I ask that, when did you join Grayscale?

LYNCH: I've been at Grayscale for about three years.

HOST: What were you doing before that?

LYNCH: I was at a large traditional asset manager working on fixed income ETFs, so

HOST: Oh my goodness. So what made you join Grayscale?

LYNCH: Well, I thought that working on fixed income was actually quite interesting. I know a lot of people might refute that, but I found that some of the fund management techniques for the fixed income products that I was working on were really interesting. And in a situation where you could get a lot of different crypto tokens into an ETP, they would have a lot of applications. And so I said, I really wanna be at an ETF issuer for crypto when these become necessary, even though at the time there weren't even Bitcoin ETFs. So I took the jump and went to Grayscale before we even had GBTC, our first Bitcoin ETF in market.

HOST: Oh my goodness. When did you first get interested in crypto?

LYNCH: I was admittedly a bit of a fairweather fan.

HOST: Oh my goodness. Here we go.

LYNCH: But I got into Bitcoin and I was like, I don't wanna sound basic, so let me learn about e theory on this. So I went down the rabbit hole and I was like, this is actually really interesting. And that's when I evolved from being a fairweather friend to being a real, uh, you know, ride or die for crypto.

HOST: So tell us about Grayscale. When was it formed?

LYNCH: So Grayscale was formed in 2013. We originally wanted to bring Bitcoin to the market in a publicly traded vehicle, always with the goal of it being an ETF. At that time there wasn't the regulatory framework for it. So we started off with a private placement vehicle. We made it into a public, um, filer. So it actually filed 10 Qs and 10 K as voluntarily. Eventually it became OTC traded, and then finally through our pursuit of suing the SEC for it to become an ETF, we were successful. [cheers] And then of course, we've done the same with Ethereum and hopefully we'll do the same for many more. But now with much more constructive engagement with the SEC.

HOST: Wow. Sid. Sid Powell from Australia. Yay. Where were you born? I only asked that question. We're the only two people. You are the CEO and co-founder of Maple, why is it called that?

CEO, MAPLE, SIDNEY POWELL: It is called Maple. So similar to Krista, I used to work in fixed income and, and also found it kind of interesting, but the idea with Maple was you have layers of debts. You had senior debt to get paid first, then this, you get paid second. And then what you usually call the equity trench. And I always thought about this as like layers of a pancake. And then you have the cash flow waterfall, which is who gets paid in what order. And this kind of looks like maple syrup getting poured over a pancake. When you think about it,

HOST: It's the stack.

POWELL: Yeah. And so when we're starting Maple, we didn't want to have some financial company where you have the two words smushed together. One is finance, one is technology. Uh, we wanted something to be memorable.

HOST: You want the Latin background?

POWELL: Yeah, exactly. And, and uh, something that you could Google. So after I left banking, I was at a company that was called, uh, AxsessToday, but it was impossible to spell. So it was like A-X-S-E-S-S. And so I thought just something super simple that you can easily remember.

HOST: Well, that is easy to remember. Nobody's gonna spell Maple incorrectly. Google it up incorrectly. You've done phenomenally well. When were you started?

POWELL: We started April in 2019.

HOST: 2019. Well, we can just talk loudly amongst ourselves. Um, so you started in 2019. When did you really started hitting the straps?

POWELL: So 2019 was just working on Maple, working on Maple at nights and weekends. Uh, while I was still working another finance job. And then 2020 during COVID, I went, we raised capital for it.

HOST: How much?

POWELL: It started with about 1.3 mil, so that got us off the ground. I could go full time. And then we first launched the product at about April, 2021.

HOST: How much have you earned so far?

POWELL: Since then? We've done about 7 billion in large institutions.

HOST: What?! 7 billion?

POWELL: With a B.

HOST: Who’s your biggest competitor?

POWELL: For us, we have a mix of on chain competitors, like AAVE. And then we have off chain competitors who would include the likes of Galaxy and Coinbase. So actually now kind of creeping up on them in terms of, uh, like in terms of total loan book size.

HOST: So quick question. Why have you done well? Like why out of companies who've come to the us, you've done really well. You're up against these big guys, why have you done well?

POWELL: I think it, it is probably a couple things. So we have, we have a pretty singular focus. So if you look at a lot of the people we're competing against, they have multiple business lines. And so they can't actually focus on the core lending business as much as we can. And so I think focus counts for a lot. But the other thing that's, you know, that's pretty much strategic is that we, we can take capital both from investors and from what you would call Defi protocols or, or folks who are on chain. So it's more kind of global. It's easily accessible, it's very permissionless, but this is a form of distribution that is, uh, you know, it's akin to Blockbuster versus, uh, Netflix. We can effectively have zero cost distribution to kind of anywhere in the world.

HOST: You've left LA, where you now?

POWELL: Uh, these days I'm in Miami.

HOST: How many employees do you have?

POWELL: We have around 35 on the team.

HOST: Delite. Ask me to ask this question. How many In New York?

POWELL: We have seven in New York.

HOST: He wants more. <laugh>

POWELL: More to come. Delite.

HOST: Delite is happy. If you are moving more people to New York, it's fantastic to have you.

POWELL: Bring as many as you can take.

HOST: Yes, that's a good answer. Sid, fantastic to have you on the panel. Christopher. Oh my goodness. Coin Fund. Look, before we go to Coin Fund, I've heard from lots of people around New York that you were a big wig at Citi, like a big, big wig. I've got a board member who's talked lyrically about you at Citi Bank. Why did you leave Citi to go to Coin Farm?

CO-FOUNDER, COINFUND, CHRISTOPHER PERKINS: I have to be really careful. My boss just came in here.

PERKINS: Citi's a wonderful institution. Got into crypto around 2014. Got obsessed with it over the years. Sat next to a lady named Sandy Kaul, who many of you may know is the head of information at Franklin Templeton, we got into it together, tried to get it off the ground. It was very difficult to get it off the ground at the bank. Nobody knows this. I thought about leaving out in 2017 to start my own thing, but I was presented with some exciting challenges at work. Things flew up, things happened. So I wrote that out and then, um, eventually I couldn't stand it anymore. I wanted to be near that innovation, be around entrepreneurs like Sid. Um, it's, it was the most exciting place I could have ever imagined. Why? 'cause we're putting private property into the internet for the very first time. That's a big deal. And um, you know, I thought back, you don't have these too many innovations like this where you innovate on the ledger itself started 7,000 years ago in Mesopotamia. Amazing things happen, right?

HOST: Why don't, why don't one, what happened in Mesopotamia 7,000 years ago?

PERKINS: The ledger was formed. We track who owned what for the first time, right? Credit for the first time. Where did algebra come from? There's so much innovation. They did a second innovation in the Renaissance: double entry bookkeeping, which formed the basis of monitoring accounting. And then you have this new ledger, trustless, permissionless exchange of value. Who and what is third iteration? Big deal. I mean, I gotta be part of this.

9:00 HOST: That is the best explanation I have ever heard, right? On that, I'm gonna reach out to the entire world. You guys have been a massive pioneer in this crypto world. When did you start?

PERKINS: We started 10 years ago. It's, you know, 13, 2013 is pretty good. 2015. So like in in crypto years, that's like a hundred years. We went through everything. Um, we started the company because we wanted to see what was out there beyond Bitcoin because these smart contracts were starting to come out, took us to the Ethereum ecosystem. Fast forward to today, we got about 120 investments over 10. What? Yes sir.

HOST: What was your first investment?

PERKINS: Well, I think it was probably something around the Ethereum. ICO.

HOST: What was your last investment?

PERKINS: We actually made an announcement today with a company called Veda, which is really exciting actually. Um, work with them. Yeah, they're amazing. So it's, it's vault infrastructure, um, and it allows you to safely access yield bearing strategies, investment strategies with kind of less operational complexity. Really, really cool infrastructure.

HOST: What a panel. Krista, I want to ask you about benchmarks. How important are benchmarks?

LYNCH: Super important.

HOST: How important?

LYNCH: So for us in the kind of intersection of traditional finance and crypto, it's really important for us to be able to quantify the value of any given token that we wanna put into an ETP at a specific point in time. And for us, that's really 4:00 PM when traditional markets stop trading. So for crypto it trades 24/7. But in order for us to be able to bridge the gap and bring these to traditional rails, we need an index to help us definitively say what is the value at this cutoff time.

HOST: Now. quick question to you. We've just heard from Krista that benchmarks are important. You guys Coin fund actually invented, uh, says.

PERKINS: Yeah. So when Ethereum went from proof of work to proof of stake, I was like, whoa, the, the risk free rate of Ethereum was born. And coming from rates, background rates underpin $500 trillion in derivatives because they bring a lot of utility and guys whose stake like, like P2, they're gonna outperform that index. We need to create the risk free index so that we can benchmark all these guys. And you know, I'm an old naval officer and the thing that I learned was like, container,

HOST: This guy <laugh>, Citibank, crypto king gone.

PERKINS: This is an important story, I gotta get to it. So for years we stuck these ships with like stuff, right? And then all of a sudden a guy comes out and he's like, wait, if you put it in a standardized box, I can increase shipping, you know, by an exponential amount. And so all we did was we observed the standardized observation of an interest rate, uh, a yield, uh, settlement rate. And that can underpin trillions of dollars of that amount of activity. So we're really excited to do that. Um, really excited to department with P2 on it. Um, hopefully unleashes and next generation of fixed income as we institutionalize the space.

HOST: Well, back to Krista, you know, you've heard about Caesar, we've got, you know, CoinFund, uh, there. How important is Caesar?

LYNCH: I think it's so important and I'm a good company with fellow fixed income background people who appreciate the need for something like a SOFR equivalent. So I don't have to explain that part, but for us, we've actually been using it in some of our arguments for why staking should be permissible in the ETP. So we used the rate actually to calculate what the ETP holders today are potentially missing out on because it is a standardized benchmark that we're able to quantify that value with. So for us, it's actually been so important that we brought it all the way to the crypto task force and hopefully it will be a compelling argument for why staking should be permissible in the ETP.

HOST: Absolutely. So Chris, any, my question to you is any developments for seeds that we should be aware of tonight or any other benchmarks that you guys are looking to invest in?

PERKINS: Yeah, we're gonna be launching a series of benchmarks that cover other state, uh, protocols, but we also release something called insurance. This is a really fascinating story. So back in the day, Munich Re comes on the scene and there's a real problem with, with oilers. Steam, steam oilers, they would blow up and people would die. This is in the 1860s, but the perception of the risk is much higher than the actual risk itself. And that's where insurance really thrives. And so now we're starting to see people in the same degree coming in and saying, wait, we're gonna insure not only these staking uh, slashing because you can get slash we talked about that last panel, but also the yield itself. So that's gonna help underpin I hope a next generation of structured products and fixed income products. 'cause now you can ensure that it's gonna be awesome.

HOST: Sid, you must be feeling a bit left out this that's going on. I want to know how staking fits into your overall lending strategy.

POWELL: So for us, we, we do over collateralized lending. So typically we would lend, let's say 70% LTB. So if you have 10 million of ETH, we would give you a $7 million loan. Increasingly our clients want to get a return on their collateral, and that means staking. So we lend against ETH, Solana, uh, increasingly we've had things like hyper proposed, but the key is that they want to be able to stake their collateral so they can either get a lower borrowing rate, which we're happy to provide, or they can get the returns from their collateral back. And we're seeing now with folks like the treasury companies and the ETFs, it's getting, the space is getting very competitive now. And so it means they have to start to get a return on the assets in the ETF or or in their treasury. So that's where we want to fit in.

HOST: And is that happening?

POWELL: Yeah, that's happening today. So we've done last year, one of the last year, one of the biggest assets we lent against was Solana, which is of course proof of stake. And uh, and so we saw a ton of appetite for that. And this year we've seen more and more appetite picking up for some of these newer, larger ecosystems that are growing like hyper liquid.

HOST: Is that because there's a greater understanding of what the opportunity actually is at the moment?

POWELL: I think there's, there's increasing recognition from the kind of the, the institutional clientele and, and folks on Wall Street that there is a big opportunity in staking. And, and, and to your point before Krista, that investors are missing out on a lot of returns if they're not able to stake.

HOST: Well let's go back to this because there's no doubt that Grayscale would be considered the OG of the crypto world.

LYNCH: Oh, thank you.

HOST: Congratulations. What's next for you guys?

LYNCH: So we are very focused on being able to bring staking to the Ethereum ETPs and hopefully beyond that, um, we're also working on multi token products. We actually have a filing that's up for its final decision next week. So we're really looking forward to hopefully more progress on that. And then of course we just wanna continue to innovate and bring products to market to help people along wherever they are in their crypto journey feel comfortable getting involved in the space.

HOST: Well that raises a very interesting point. I mean, how important is educating the market, the target market, potential market? You guys are massive in terms of research. How important is that?

LYNCH: We think it's so important and it's been something that we've been focused on since the start. I was at a tradfi conference last week and I was talking about how I used to be the random person talking to myself in the corner who's tradfi didn't want to necessarily hear about crypto, but now they're very much engaged and so we've always been around for it, but the engagement is really starting to come through in really, um, exciting ways. Uh, one way that we do this is through our Crypto Connect series where we actually go around the country and we act as a resource in person for people to learn about our different products and different ways that they can get involved in crypto. And of course just being accessible and being around to answer any questions people might have.

HOST: Well, if we've got any, any opportunities to promote crypto, especially here at the uh, American Australian Association, we're always very open to that scene. So GENIUS Act. So what we've seen in recent days, well I'm talking about three or four days now, is progress through the Congress or through the Senate. It's going to go to the House of Representatives. We know that President Trump has set I think a 30, or it might have been a 180 day. He, he really has much more than the previous, uh, administration. How does that play into Maple's strategy?

POWELL: The state, the um, the GENIUS Act really pertains to stable coins and it seeks to make them widely accepted and usable in the financial system, today. If you look at our business, we lend against, we lend stable coins against collateral, whether it be BTC, ETH, SOL, something else. And so the way I think about stable coins is that they're kind of like the oxygen that we breathe. They're really what powers our business and they kind of set me out limits of growth for us. I think, I think stable coins are gonna be massive, much, much larger than what people expect. We're around 250 billion today, but I see this growing to trillions of dollars, let's say a couple of trillion within a very short period of time. But when that happens, you're gonna see a massive acceleration of capital markets coming on chain. And so for us, you know, that's a huge growth opportunity. We can be lending to some of the largest institutions and asset managers out there. But all of this comes from the regulatory clarity provided by the GENIUS Act.

HOST: And do we have that through the GENIUS Act?

POWELL: I think so there's, there's in any piece of legislation that's gonna be some things that people don't like or rather it's not set up to please everyone. But I think the important aspects are that it takes a lot of the risk that's kept larger institutions out and away from using stable coins. That's the most important clarification. So you're gonna see, you're not gonna see yield bearing stable points, but the opportunity opens up for folks like us who provide a fixed income and yield bearing product built on top of stablecoins is obviously to step in and kind of fill that need for customers.

HOST: So are you happy with it, its current performance just going through the set? Do you want them to make changes through the house?

POWELL: I think for the most part we're happy with it. From where we sit, um, you know, it sets out pretty clear framework for uh, you know, Treasury-backed stablecoins. You know, really the kind of most conservative…

HOST: Sorry, go back on that. Treasury-backed…

POWELL: Treasury bill-backed. So as in $1 of stablecoin and circulation corresponds to $1 of treasury bills.

HOST: Or, or but not underwritten by Treasury?

POWELL: No, no, not underwritten by a Treasury. So, and I think it's important, I think it's important that stable coins actually remain within the private sector rather than being a, uh, issued by central banks.

HOST: So the central bank will be the regulator Yeah, the overseer. But it's not providing underwriting for investors.

POWELL: Yeah, exactly. The same way that you don't go to the central bank to get your home loan, it's, it's pushed out to the private sector where you can have competition and, and you know, ultimately that benefits consumers and you just have oversight.

HOST: But it will be asset backed.

POWELL: It will be asset backed. Yes.

HOST: Chris, let's go to you CoinFund. You've been an extraordinary, uh, investor, uh, in the range of platforms and portfolio companies. How many in total so far?

PERKINS: 120. I dunno.

HOST: Doing time <laugh>. Is that all you've done?

PERKINS: 10 years.

HOST: Wow, that's quite impressive, but back to the more important point, what do you think of the GENIUS Act? What are the implications for you?

PERKINS: Yeah, so Sid is talking about $2 trillion coming on chain. Actually our, our Secretary of the Treasury bumped it up to over 3 trillion now. Yeah, well but, but think about that amount of capital coming on chain and look, it is unfortunate that there's no yield but people aren't gonna just sit there and not take yield. They're gonna go to places like maybe zero. So yeah, that kind of benefit, they're gonna go into defi, right? They're gonna do a number of different things. So incredibly bullish, but it's part of the bigger regulatory de-risking that we're seeing across the world. This is what gets us really excited. Why? Because institutional investors before, they didn't want put money in, they were very happy taking market risk. They didn't wanna take reputational risk and that was manifested in regulatory risk. So that's fine and I think they're gonna come back. But even more important is this. Today, in Web2 there's like 30 million developers. In Web3, there's like 10,000. Why do I want to take the risk to become an entrepreneur when I may go to jail and may get sanctioned and have the SEC or Gary Gensler come after me? So now you're gonna see part of that 30 million, right now say wait a second, the coast is clear. I can start developing in this space. We bring that together with the capital and that's gonna happen.

HOST: Look, we're really getting towards uh, that moment when we can all start networking with each other. But I've got one more question I'm gonna ask each of the people. Stablecoins are undoubtedly one of the most obvious use cases for blockchain, blockchains. There are daily headlines. I mean Wall Street Journal is on a daily basis. What role, Krista, do you think that stablecoins play in unlocking market?

LYNCH: For us? We've heard some of our service providers who you might not think would be super open to this are using it or developing ways to use it so that they can be more efficient with their own capital internally.

HOST: Can you give any names?

LYNCH: I will defer. Uh, but it is a large bank that we use as our transfer agent so you can look them up. Um, but I think that it is interesting just to hear that they're starting to think about these technologies as a way that they can be more efficient internally and that will ultimately trickle down into our own ability to support these products more efficiently and cheaper. So, uh, super encouraging to hear that large institutions are starting to think this way and I think it's only the beginning.

HOST: Fed what's their involvement by the way

LYNCH: The Fed? Yeah. Uh, on that one, I'm going to defer to my colleagues since I don't really spend as much of my time working in that area. But I would say that it's just positive to have any of these bodies looking into these things, especially regulation forward.

HOST: Yeah, what are the opportunities?

POWELL: Well I think uh, obviously we're very focused on the fixed income market and I think the opportunity is to massively expand the number of people who are effectively fixed income investors today. You know, I heard some stat that I think more people in France are in crypto than they do own equities. And so yeah. And so I think there's an opportunity to bring folks from markets who don't typically participate in most investment products into, you know, what is kind of a global internet capital market. You know, somebody on the last panel referred to ETH as the internet bond. But I think you're gonna see everyone start to participate in whether it's lending or trading or tokenizing things like real estate, stablecoins are not that.

HOST: Good. Final word.

PERKINS: Alright, so you could not invent, on a whiteboard, a better innovation for the green bank than stablecoins. Couldn't do it. Excellent for national security. People don't really talk about that 'cause you can see things on the blockchain. Um, it's excellent for our debt forces buyers of our debt. We love that. But we're here, you know, talking about Australia and so I'd be remiss to say that we're missing out on something right now. 99% of internet dollars, or stablecoins are dollars, right? In the, in the traditional world, about 57% of transactions involve the dollar. FX is a $7.5 trillion a day market. We're gonna see very soon other currencies coming on the scene that's gonna unlock incredible opportunities for FX trading, better collateralization, and the elimination has been called herstatt risk. Herstatt was a bank in 1974 that went bankrupt because of settlement risk that's gonna go the way of the dinosaurs. So I'm really excited.

HOST: Christopher's excited. President Trump's excited Scott Bessent's excited. Christopher, Sid and Christopher are all excited about this. It's more exciting than baguettes in France. Thanks gentlemen. Please thank our panelist. Now we'll pass back, uh, to Jake who's gonna round out the evening before we get to the bar.

JAKE: That's it. Uh, thank you everyone for hanging around. Um, like, uh, we said earlier, please stay around. We've got a beautiful night ahead of us and, uh, food and drinks are are flowing and uh, boy meets gold. Thank you for, uh, providing such fantastic entertainment tonight. We're gonna let them kick off and take the rest of the show. So thank you everyone. Thanks for being with us tonight.

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